

Mail Stop 7010

July 14, 2008

Jonathan Joels
Treasurer and Chief Financial Officer
Caprius, Inc.
One University Plaza, Suite 400
Hackensack, New Jersey 07601

Re: **Caprius, Inc.**
   Amendment No. 2 to Registration Statement on Form S-1
   Filed June 30, 2008
   File No. 333-148792

Dear Mr. Joels:

The following comment serves to replace comment 9 in our letter dated July 8, 2008. As such, please disregard that comment and respond to the following accordingly, along with the other comments issued in the July 8, 2008 letter:

We note your response to comments 18 and 19 in our letter dated May 12, 2008, regarding the materiality of the two identified errors and your conclusion that an amendment to your September 30, 2007 Form 10-KSB and subsequent Forms 10-QSB is not necessary.

We will not object to your conclusion that these two errors are not material to your financial statements. However, we believe that these errors need to be corrected prior to the effectiveness of your Forms S-1. You may correct these errors either on a prospective basis in your June 30, 2008, financial statements in the Form 10-QSB and in your Forms S-1 prior to effectiveness. Otherwise, please amend your March 31, 2008 Form 10-QSB and Forms S-1 and restate the affected financial statements to correct the errors in the March 31, 2008 quarter. Regardless of whether you choose to correct the errors in your June 30, 2008 or March 31, 2008 financial statements, please include footnote disclosures that clearly explain each of the following:

- The two accounting errors made, including the amounts of each error. Such disclosure should fully explain your original accounting, how you should have accounted for the instruments, and how you are correcting the error.
- A statement that you are not restating the previously issued audited financial statements for the fiscal year ended September 30, 2007, as you have concluded that the errors are immaterial, if correct.

- The potential future accounting impact on the Series F preferred stock if the re-pricing feature is triggered at a future date, including the maximum amount of additional beneficial conversion feature that could be recognized in the future.

As for the statements of stockholders' equity, please revise your presentation of the preferred stocks, warrants and beneficial conversion features to present:

- The par value under the preferred stock amount column;
- The remainder of the relative fair value of preferred stock under the Additional Paid-In Capital column;
- The relative fair value of the warrants under the Additional Paid-In Capital column; and
- The recognition of the deemed dividend from the beneficial conversion feature under the accumulated deficit column.

Should you choose to amend your March 31, 2008 Form 10-QSB and Forms S-1 to restate your March 31, 2008 financial statements, please also address the following items:

- If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.
- Please tell us when you will file your amended Form 10-QSB. We remind you that when you file your amended Form 10-QSB with restated financial statements you should appropriately address the following:
  - An explanatory paragraph describing the reason for the restatement;
  - Full compliance with SFAS 154, paragraphs 25 and 26;
  - Fully update all affected portions of the document, including MD&A;
  - Updated Item 3A disclosures should include the following:
    - A discussion of the restatement and the facts and circumstances surrounding it;
    - How the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures;
    - Changes to internal control over financial reporting; and
    - Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future misstatements of a similar nature.
    Refer to Items 307 and 308(c) of Regulations S-B and S-K.
  - Updated reports from management regarding your internal control over financial reporting. Refer to Item 308T of Regulation S-K.
  - Updated certifications.

As appropriate, please amend your registration statement in response to these comments. You may contact Jenn Do at (202) 551-3743 or Tracey Houser at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters.   Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Bruce A. Rich, Esq.
        Thelen Reid Brown Raysman & Steiner LLP
        875 Third Avenue
        New York, NY 10022